Allegro Merger Corp.

777 Third Avenue, 37th Floor

New York, NY 10017

June 28, 2018

VIA EDGAR

Mr. Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Allegro Merger Corp. Registration Statement on Form S-1 File No. 333-225270

Dear Ms. Ransom:

Allegro Merger Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Monday, July 2, 2018, or as soon thereafter as practicable.

Very truly yours,

ALLEGRO MERGER CORP.

By:	/s/ Eric Rosenfeld
Name: Eric Rosenfeld
Title: Chief Executive Officer